Bernard Nolan, Attorney-Advisor

Jan Woo, Legal Branch Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

January 22, 2020

Re:	Sagoon, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed January 6, 2020 Response dated January 17, 2020 File No. 024-11120

Dear Mr. Nolan and Ms. Nicholson,

Thank you for your comments dated January 17, 2020 regarding the Offering Statement of Sagoon, Inc. (the “Company”). We appreciate the opportunity to respond to your comments, which we have set out below together with the Company’s responses.

Amendment No. 1 to Offering Statement on Form 1-A

The Company’s Business, page 18

1.	Your revised disclosure in response to prior comment 3 appears to measure users on a cumulative basis. In this regard, you state that the number of users increased to 4,382,960 in 2019 although the monthly numbers in the chart on page 18 indicate that approximately one million users visited the company's site in 2019. Please clarify that the user metric used throughout the filing represents any user who has ever used the company's site since inception. Further, discuss any limitations, risks, and challenges regarding your ability to accurately account for user activity. Refer to prior comment 3 and disclose whether you are able to distinguish unique users or active users on your platform.

The Company has amended the discussion under The Company’s Business to provide additional detail relating to users since inception, limitations, risks, and challenges regarding your ability to accurately account for user activity and user acquisition.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Govinda Giri

Chief Executive Officer Sagoon Inc.

1980 Teasel Ct.

Woodbridge, VA 22192